
05009676

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: Rockyview Energy Inc.

*CURRENT ADDRESS: 2250, 801 - 6th Avenue S.W.
Calgary, Alberta T2P 3W2
Canada

**FORMER NAME: ____________

**NEW ADDRESS: ____________

PROCESSED
JUL 1 4 2005
THOMSON
FINANCIAL

FILE NO. 82- 34899 FISCAL YEAR ____________

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: mm

DAT : 7/12/05

THIS LETTER OF TRANSMITTAL AND ELECTION FORM IS FOR USE ONLY IN CONJUNCTION WITH EACH OF THE PLAN OF ARRANGEMENT INVOLVING APF ENERGY TRUST, THE UNITHOLDERS OF APF ENERGY TRUST, APF ENERGY INC., ROCKYVIEW ENERGY INC. AND 1163947 ALBERTA INC., AND THE MERGER OF APF ENERGY TRUST AND STARPOINT ENERGY TRUST.

The instructions accompanying this Letter of Transmittal and Election Form should be read carefully before completing this Letter of Transmittal and Election Form. The Depositary and Exchange Agent, the Soliciting Dealer Manager (see below for addresses and telephone numbers) or your broker or other financial advisor will assist you in completing this Letter of Transmittal and Election Form.

LETTER OF TRANSMITTAL AND ELECTION FORM FOR HOLDERS OF TRUST UNITS OF APF ENERGY TRUST

FOR YOUR ELECTION IN CONNECTION WITH THE PLAN OF ARRANGEMENT TO BE VALID, THIS LETTER OF TRANSMITTAL AND ELECTION FORM MUST BE SUBMITTED SO THAT IT IS RECEIVED NOT LATER THAN 4:30 P.M. (LOCAL TIME AT THE PLACE OF DEPOSIT) ON THE BUSINESS DAY IMMEDIATELY PRIOR TO THE DATE OF THE MEETING OR, IF THE MEETING IS ADJOURNED, SUCH TIME ON THE BUSINESS DAY IMMEDIATELY PRIOR TO THE DATE OF SUCH ADJOURNED MEETING (THE "ELECTION DEADLINE").

This Letter of Transmittal and Election Form, properly completed and duly executed, or a manually executed facsimile copy thereof, together with all other required documents, must accompany certificates for trust units (the "APF Units") of APF Energy Trust ("APF Trust") deposited in connection with each of the proposed arrangement (the "Arrangement") involving APF Trust, the unitholders of APF Trust (the "APF Unitholders"), APF Energy Inc. ("APF Inc."), Rockyview Energy Inc. ("Rockyview") and 1163947 Alberta Inc. ("1163947"), and the proposed merger (the "Merger") of APF Trust and StarPoint Energy Trust ("StarPoint"), each as described in the proxy statement and information circular of APF Trust dated May 20, 2005 (the "Information Circular") to be considered at a special meeting (the "Meeting") of APF Unitholders to be held on June 20, 2005.

Pursuant to the Arrangement, each APF Unitholder who is a resident of Canada for purposes of the Income Tax Act will receive one (1) Warrant and one (1) APF Inc. Note for each APF Unit held, and each APF Unitholder who is a Non-Resident will receive 17/20^{ths} of a Warrant, 17/20^{ths} of an APF Inc. Note and cash (which shall be withheld by APF Trust and remitted as provided for below) in the amount equal to the fair market value of 3/20^{ths} of a Warrant and 3/20^{ths} of the principal amount of an APF Inc. Note. APF Trust shall remit to the Canada Revenue Agency on behalf of each APF Unitholder who is a Non-Resident, cash withheld on account of their tax obligation under Part XIII.2 of the Income Tax Act.

Each APF Unitholder may elect to: (a) exercise their Warrants and tender their APF Inc. Notes in satisfaction of the exercise price of their Warrants, or (b) not exercise their Warrants and retain their APF Inc. Notes. **An election may only be made by depositing certificates for APF Units in respect of which an election is made together with a Letter of Transmittal and Election Form duly completed and signed in accordance with the Instructions set out below at one of the offices of the Depositary and Exchange Agent set out on the back page of this document at or before the Election Deadline.** Where no election is made or where an election is not properly made, the depositing holder of APF Units will be deemed to have elected to exercise their Warrants and directed that their APF Inc. Notes be tendered in payment of the exercise price of their Warrants.

For further information regarding the Arrangement, please consult the text of Plan of Arrangement, a copy of which is attached as Exhibit 1 to the Arrangement Agreement and Amalgamation Agreement which is appended as Appendix F to the Information Circular.

After the completion of the Arrangement and on a post-consolidation basis: (a) each APF Unitholder who elected to exercise their Warrants will receive 1/6th of a Rockyview Share for each Warrant exercised, and (b) each APF Unitholder who elected to retain their APF Inc. Notes will receive one (1) APF Inc. Note for each APF Unit deposited pursuant to this election.

Pursuant to the Merger, APF Unitholders will receive, in exchange for each APF Unit held by such APF Unitholder, 0.63 of a trust unit of StarPoint ("StarPoint Payment Units") on a tax-deferred rollover basis for Canadian tax purposes.

A Letter of Transmittal and Election Form together with certificates representing the APF Units held by such APF Unitholder must be submitted in accordance with the instructions contained herein in order for such APF Unitholder to receive StarPoint Payment Units in connection with the Merger.

Capitalized terms used but not defined in the Letter of Transmittal and Election Form which are defined in the Information Circular have the meanings set out in the Information Circular.

TO: **APF ENERGY TRUST**
AND TO: **OLYMPIA TRUST COMPANY, AS DEPOSITARY AND EXCHANGE AGENT**

The undersigned registered holder of APF Units delivers to the Depositary and Exchange Agent the enclosed certificate(s) representing APF Units to be exchanged for certificate(s) representing Rockyview Shares or APF Inc. Notes, as the case may be, pursuant to and in accordance with the Arrangement, and StarPoint Payment Units pursuant to and in accordance with the Merger.

Description of APF Units Transmitted		
Certificate Number(s)	Name in which Registered	Number of Units Deposited*

* If space is insufficient, please attach a signed list. See Instruction 7.

The undersigned:

1. represents and warrants that the undersigned is the legal owner of the above listed APF Units and has good title to the rights represented by the enclosed certificates (the "Deposited Units"), free and clear of all liens, charges, encumbrances, claims and equities, together with all rights and benefits, and has full power and authority to deliver such certificates;

2. represents and warrants that the information provided hereunder is true, accurate and complete as of the date hereof;

3. acknowledges receipt of the Information Circular;

4. represents and warrants that the undersigned has full power and authority to make the election contained herein in connection with the Arrangement and, unless the undersigned shall have revoked this election by notice in writing to the Depositary and Exchange Agent not later than the Election Deadline, the undersigned will not, prior to such time, transfer or permit to be transferred any of such APF Units;

5. authorizes and directs the Depositary and Exchange Agent: (i) to receive in trust for the undersigned and all other holders of APF Units, a global certificate for the Warrants and a global certificate for the APF Inc. Notes issued pursuant to the Arrangement; (ii) if the undersigned elects to, or is deemed to have elected to, exercise their Warrants, to surrender the undersigned's Warrants and tender their APF Inc. Notes to 1163947 and receive in trust for the undersigned, and all other holders of APF Units who elect to or are deemed to have elected to exercise their Warrants, a global certificate for common shares of 1163947 ("1163947 Shares") and thereafter surrender the global certificate for 1163947 Shares to Rockyview (amalgamated) in exchange for Rockyview (amalgamated) Shares; and (iii) to issue or cause to be issued certificate(s) for the Rockyview Shares or the APF Inc. Notes, as the case may be, to which the undersigned is entitled on completion of the Arrangement, and certificate(s) for the StarPoint Payment Units to which the undersigned is entitled on completion of the Merger, all in the name indicated below, and to send the certificate(s) for the Rockyview Shares or the APF Inc. Notes, as the case may be, and the StarPoint Payment Units to the address, or hold the same for pick-up, as indicated in this Letter of Transmittal and Election Form, unless otherwise indicated under "Special Registration Instructions" or "Special Delivery Instructions" on page 7 hereof, provided that, if no address is given and hold for pick-up is not requested, the certificate(s) for the Rockyview Shares or APF Inc. Notes and StarPoint Payment Units shall be sent to the address of the undersigned appearing on the register of APF Units;

6. covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing APF Units for certificate(s) representing Rockyview Shares or APF Inc. Notes, as the case may be, and StarPoint Payment Units;

7. acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned; and

8. irrevocably constitutes and appoints each officer of APF Inc., and any other person designated by APF Inc. in writing, the true and lawful agent and attorney of the undersigned with respect to the Deposited Units, in the name of and on behalf of the undersigned, to do such acts or take such actions as necessary or advisable to give effect to the each of the Arrangement and the Merger.

Unless otherwise indicated under "Special Registration Instructions" on page 7 hereof (in which case registration or delivery should be made in accordance with those instructions), the certificate(s) for the Rockyview Shares or the APF Inc. Notes, as the case may be, and the StarPoint Payment Units should be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or if no such address for delivery instructions are made, to the latest address of record on the register of APF Units maintained by the transfer agent for APF Trust). If the Arrangement and the Merger are not completed, the undersigned directs the Depositary and Exchange Agent to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence.

Non-registered holders of APF Units should contact their nominee (i.e. broker, trust company, bank or other registered holder) who holds their APF Unit certificates on their behalf to arrange for their election and exchange.

NOTICE TO UNITED STATES SECURITYHOLDERS

Notwithstanding anything to the contrary in this Letter of Transmittal and Election Form, StarPoint Payment Units, APF Inc. Notes, Warrants and Rockyview Shares are not being offered to, nor will tenders for exchange of APF Units, Warrants or APF Inc. Notes be accepted from or on behalf of, APF Unitholders in any jurisdiction in which the making of such an offer or the acceptance of such a tender would not be in compliance with the laws of such jurisdiction. In particular, Rockyview Shares will not be delivered in exchange for Warrants and APF Inc. Notes in any jurisdiction in which the acceptance of such exchange would not be in compliance with the laws of such jurisdiction. However, StarPoint, APF Trust or their respective agents may, in their sole discretion, take such action as they may deem necessary to be permitted to deliver such securities to APF Unitholders in such jurisdiction.

EXCEPT AS PROVIDED BELOW, NO STARPOINT PAYMENT UNITS WILL BE DELIVERED TO ANY PERSON WHO IS IN THE UNITED STATES OR IN ANY OTHER JURISDICTION IN WHICH STARPOINT PAYMENT UNITS MAY NOT BE LAWFULLY DELIVERED, OR WHO APPEARS TO STARPOINT OR THE DEPOSITARY AND EXCHANGE AGENT, RELYING ON THE ADDRESS PROVIDED ON THIS LETTER OF TRANSMITTAL AND ELECTION FORM SUBMITTED BY SUCH PERSON, TO BE IN THE UNITED STATES OR ONE OF SUCH OTHER JURISDICTIONS (AN "INELIGIBLE APF UNITHOLDER").

StarPoint Payment Units that would otherwise have been deliverable to Ineligible APF Unitholders in exchange for APF Units pursuant to the Merger will be delivered to the Depositary and Exchange Agent for sale by the Depositary and Exchange Agent on behalf of such Ineligible APF Unitholders. Such StarPoint Payment Units will be sold as soon as practicable (and in any event not later than five business days after receipt by the Depositary and Exchange Agent of the certificate for the APF Units tendered for exchange by the Ineligible APF Unitholder on whose behalf they are to be sold). Any such sale may be effected on or through the TSX or in any other securities market in which StarPoint Payment Units are then traded, or by private sale. The Depositary and Exchange Agent may, in its absolute discretion, sell such StarPoint Payment Units as part of one or more pools created by it for administrative convenience. Promptly after the sale of StarPoint Payment Units, the Depositary and Exchange Agent will forward to each person whose StarPoint Payment Units have been sold a cheque in Canadian dollars in an amount equal to the proceeds of sale of such StarPoint Payment Units (on a pro rata basis in the case of StarPoint Payment Units sold as part of a pool and, in each case, net of all applicable commissions in respect of such sales, any other related expenses and any applicable withholding taxes).

In effecting any sale of StarPoint Payment Units, the Depositary and Exchange Agent will, subject to the foregoing, exercise its sole judgment as to the timing and manner of sale, and will not be obligated to seek or to obtain a minimum price for any StarPoint Payment Units that it is selling. The sale price of StarPoint Payment Units sold by the Depositary and Exchange Agent will fluctuate with the market price of the StarPoint Payment Units, and no assurance can be given that any particular price will be received in connection with any such sale. Neither StarPoint nor the Depositary and Exchange Agent will be liable for any loss arising out of any sale of StarPoint Payment Units, in accordance with the foregoing, relating to the manner or timing of such sale, the prices at which such StarPoint Payment Units are sold, or otherwise.

Ineligible APF Unitholders who desire certainty with respect to the price to be received for their APF Units may wish to consult their advisors regarding a sale of their APF Units in the open market or otherwise, rather than tendering them for exchange pursuant to the Merger.

Notwithstanding the foregoing, if an Ineligible APF Unitholder, prior to the sale of the StarPoint Payment Units for such Ineligible APF Unitholder's account, demonstrates to the satisfaction of StarPoint and its counsel, whose determination on the issue will be final and binding, that the delivery to such Ineligible APF Unitholder of StarPoint Payment Units would not, in any way, contravene any applicable law or regulation and would not require StarPoint to file any documentation, or make any application or payment of any nature whatsoever in the

United States or any other jurisdiction, then StarPoint may, if it so chooses in its sole discretion, deliver StarPoint Payment Units to such Ineligible APF Unitholder.

The undersigned hereby acknowledges and confirms that the certificate(s) deposited with this Letter of Transmittal and Election Form represent an aggregate of ________________ APF Units held by or on behalf of Ineligible APF Unitholders. The undersigned understands, confirms and accepts that (i) the StarPoint Payment Units that would otherwise be deliverable to it in connection with the Merger in exchange for its APF Units shall instead be delivered to the Depositary and Exchange Agent on behalf of the undersigned, and the Depositary and Exchange Agent shall, as agent on behalf of the undersigned, sell all such StarPoint Payment Units in accordance with the foregoing procedures, and (ii) Rockyview Shares will not be delivered in exchange for Warrants and APF Inc. Notes in any jurisdiction in which the acceptance of such exchange would not be in compliance with the laws of such jurisdiction. The undersigned acknowledges that StarPoint, APF Trust, Rockyview, the Depositary and Exchange Agent and others will rely upon the truth and accuracy of the foregoing representations, warranties, acknowledgements and agreements, and StarPoint, APF Trust and Rockyview are each irrevocably authorized to produce this Letter of Transmittal and Election Form or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with the respect to the matters covered hereby.

DECLARATION OF RESIDENCY

The undersigned registered holder of APF Units hereby declares that each beneficial owner of the APF Units deposited pursuant to this Letter of Transmittal and Election Form is (please check one of the following options):

☐ a resident of Canada for the purposes of the Income Tax Act; or

☐ a Non-Resident (as defined in the Information Circular).

A resident of Canada for the purposes of the Income Tax Act generally includes a person who is resident, for taxation purposes, in Canada based on such factors as physical location, personal and economic ties, citizenship, place of domicile and place of incorporation or establishment. In general, a person will be resident in Canada if the person files tax returns in Canada and is subject to Canadian tax on worldwide income as a Canadian resident. If you are uncertain as to your residency or the residency of the beneficial owner(s) of the APF Units deposited hereunder for the purposes of the Income Tax Act, consult your tax advisors.

Signature guaranteed by (if required under Instructions 4 and 5 below)

____
Authorized Signature of Guarantor

____
Name of Guarantor (please print or type)

____
Address of Guarantor (please print or type)

____
Address (continued)

Dated: ____________________, 2005

____
Signature of APF Unitholder or Authorized Representative (see Instructions 4 and 6 below)

____
Address of APF Unitholder

____
Address (continued)

____
Daytime Telephone Number of APF Unitholder

____
Facsimile Number of APF Unitholder

____
Social Insurance Number or U.S. Resident Taxpayer Identification Number (must be provided)

____
Name of APF Unitholder (please print or type)

____
Name of Authorized Representative, if applicable (please print or type)

____
Total Number of APF Units Beneficially Held, Directly or Indirectly, by the APF Unitholder

ELECTION FORM

Please complete the following election concerning the Arrangement.

ELECTION

Pursuant to the Arrangement, the undersigned registered holder of APF Units hereby elects to **(please check one of the following options)**:

☐ **Option A**

In respect of __________________ APF Units, exercise their warrants, tender their APF Inc. Notes in payment of the exercise price of their Warrants and, on completion of the Arrangement, receive Rockyview Shares; or

☐ **Option B**

In respect of __________________ APF Units, not exercise their Warrants, retain their APF Inc. Notes and, on completion of the Arrangement, receive APF Inc. Notes.

The total number of APF Units tendered under Option A or Option B must equal the total number of APF Units tendered to each of the Arrangement and the Merger.

Where no election is made, where the election is not properly made or where the Letter of Transmittal and Election Form and the certificate(s) representing the APF Units are received after the Election Deadline, the depositing holder of APF Units will be deemed to have elected to receive the consideration under Option A in respect of all of such holder's APF Units. The election may have material income tax consequences and holders of APF Units are urged to consult their tax advisors as to their election. Notwithstanding the foregoing, Rockyview Shares will not be delivered in exchange for Warrants and APF Inc. Notes in any jurisdiction in which the acceptance of such exchange would not be in compliance with the laws of such jurisdiction.

BOX A
SPECIAL REGISTRATION INSTRUCTIONS

(see Instruction 3 below)

To be completed only if the certificate(s) for the Rockyview Shares or the APF Inc. Notes, as the case may be, and the StarPoint Payment Units are NOT to be issued in the name of the undersigned. If this box is completed, the signature must be guaranteed. See Instructions 5 and 6 below.

In the name of ________________________________

(please print)

Address: ________________________________

____

____

(including postal or zip code)

BOX B
SPECIAL DELIVERY INSTRUCTIONS

(see Instruction 3 below)

To be completed only if the certificate(s) for the Rockyview Shares or the APF Inc. Notes, as the case may be, and the StarPoint Payment Units are to be sent to a name or an address other than the name and address of the undersigned specified below the signature of the undersigned. See Instructions 5 and 6 below.

In the name of ________________________________

(please print)

Address: ________________________________

____

____

(including postal or zip code)

BOX C
HOLD FOR PICK-UP

☐ Check here if the certificate(s) for the *Rockyview Shares or the APF Inc. Notes, as the case may be, and the StarPoint Payment Units* are to be held for pick-up at the office of the Depositary and Exchange Agent at which this Letter of Transmittal and Election Form is deposited.

INSTRUCTIONS

1. Elections

To make an election to receive Rockyview Shares or APF Inc. Notes, as the case may be, on completion of the Arrangement, and in order to be able to receive StarPoint Payment Units on completion of the Merger, APF Unitholders must deposit with the Depositary and Exchange Agent (at one of the addresses specified on the back page of this document) on or before the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating the election for their Deposited Units together with the certificate(s) representing those Deposited Units.

Where no election is made in connection with the Arrangement, where such an election is not properly made or where the Letter of Transmittal and Election Form and the certificate(s) representing the Deposited Units are received after the Election Deadline, the depositing holder of APF Units will be deemed to have elected to receive Rockyview Shares in respect of all of such holder's APF Units on completion of the Arrangement.

2. Use of the Letter of Transmittal and Election Form

(a) This Letter of Transmittal and Election Form (or a manually executed facsimile copy thereof) properly completed and signed as required by the instructions set forth below, together with accompanying certificate(s) representing the Deposited Units and all other documents required by the terms of each of the Arrangement and the Merger must be received by the Depositary and Exchange Agent at any of the offices specified on the back page of this document in order for the APF Unitholder to receive certificate(s) for Rockyview Shares or APF Inc. Notes, as the case may be, to which they are entitled under the Arrangement, and to receive certificate(s) for StarPoint Payment Units to which they are entitled under the Merger.

(b) The method used to deliver this Letter of Transmittal and Election Form and any accompanying certificate(s) representing the Deposited Units and all other required documents is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary and Exchange Agent at one of its offices specified on the back page of this document. APF Trust recommends that the necessary documentation be hand delivered to the Depositary and Exchange Agent at any one of its offices specified on the back page of this document, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. **APF Unitholders whose APF Units are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those APF Units.**

3. Special Registration and Delivery Instructions

The boxes entitled "Special Registration Instructions" and "Special Delivery Instructions", as applicable, should be completed if the certificate(s) for the Rockyview Shares or APF Inc. Notes, as the case may be, to be issued pursuant to the Arrangement, and certificate(s) for the StarPoint Payment Units to be issued pursuant to the Merger, are to be: (a) issued in the name of a person other than the person signing the Letter of Transmittal and Election Form; (b) sent to someone other than the person signing the Letter of Transmittal and Election Form; (c) sent to the person signing the Letter of Transmittal and Election Form at an address other than that appearing below that person's signature; or (d) held by the Depositary and Exchange Agent for pick-up. See also Instruction 5 below.

4. **Signatures**

(a) This Letter of Transmittal and Election Form must be completed in and signed by the APF Unitholder (or by such holder's duly authorized representative in accordance with Instruction 6 below).

(b) If this Letter of Transmittal and Election Form is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal and Election Form must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal and Election Form.

(c) If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the accompanying certificate(s) or if any Rockyview Shares or APF Inc. Notes, as the case may be, or certificate(s) for StarPoint Payment Units are to be issued to a person other than the registered holder(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by appropriate stock transfer or power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or stock transfer or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 5 below.

5. **Guarantee of Signatures**

If this Letter of Transmittal and Election Form is executed by a person other than the registered owner(s) of the APF Units, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary and Exchange Agent (except that no guarantee is required if the signature is that of an Eligible Institution).

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

6. **Fiduciaries, Representatives and Authorizations**

Where this Letter of Transmittal and Election Form or any certificate or stock transfer or power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, this Letter of Transmittal and Election Form must be accompanied by satisfactory evidence of their authority to act. The Depositary and Exchange Agent, at its discretion, may require additional evidence of appointment or authority or additional documentation.

7. **Miscellaneous**

(a) If the space on this Letter of Transmittal and Election Form is insufficient to list all certificates for Deposited Units, additional certificate numbers and the number of Deposited Units may be included on a separate signed list affixed to this Letter of Transmittal and Election Form.

(b) If Deposited Units are registered in different forms (e.g. 'John Doe' and 'J. Doe') a separate Letter of Transmittal and Election Form should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing APF Unitholders by execution of this Letter of Transmittal and Election Form (or a copy thereof) waive any right to receive any notice by the Depositary and Exchange Agent.

(d) Additional copies of the Information Circular and Letter of Transmittal and Election Form may be obtained from the Depositary and Exchange Agent or the Soliciting Dealer Manager at their offices listed on the back of this document.

(e) APF Unitholders covered by this Letter of Transmittal and Election Form hereby unconditionally and irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(f) By reason of the use by the undersigned of an English language form of Letter of Transmittal and Election Form, the undersigned and each of you shall be deemed to have required that any contract evidenced by a transaction as accepted through this Letter of Transmittal and Election Form, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l' usage d'une lettre d'envoie en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par une offre acceptée par cette lettre d'envoie, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

8. Lost Certificates

If a certificate representing APF Units has been lost or destroyed, this Letter of Transmittal and Election Form should be completed as fully as possible and forwarded together with a letter describing the loss or destruction, to the Calgary office of the Depositary and Exchange Agent. In addition, the registered unitholder(s) should immediately contact the transfer agent for APF Trust so that arrangements can be made to issue a replacement certificate upon the holder satisfying the requirements of APF Trust relating to the replacement certificates. The transfer agent for APF Trust will require written notice of the lost certificate.

9. Unsurrendered Certificates and Distributions with Respect to Such Certificates

Until surrendered together with this Letter of Transmittal and Election Form with the Depository at any of the offices specified on the back page of this document, each certificate which immediately prior to the completion of the Merger represented APF Units shall be deemed at all times after the completion of the Arrangement or Merger, as the case may be, to represent only the right to receive upon such surrender the certificate(s) representing Rockyview Shares and the certificate(s) representing StarPoint Payment Units to which the APF Unitholder is entitled to pursuant to each of the Arrangement and the Merger, respectively, and in the case of the StarPoint Payment Units, to receive immediately after the completion of the Merger, without any further action to be taken by any APF Unitholder, any distributions or dividends with a record date after the completion of the Merger, subject to the extinction of such rights as discussed in Instruction 10 below, theretofore paid or payable with respect to StarPoint Payment Units as contemplated by the following paragraph.

All distributions or other payments declared or made after the completion of the Merger with respect to the StarPoint Payment Units with a record date after the completion of the Merger shall be paid to the holder of any unsurrendered certificate(s) which, immediately prior to the completion of the Merger, represented outstanding APF Units and which are either a unitholder of StarPoint of record or immediately prior to the completion of the Merger was an APF Unitholder of record.

10. Extinction of Rights

Any certificate which immediately prior to the completion of the Merger represented outstanding APF Units that were not deposited, together with this Letter of Transmittal and Election Form, with the Depositary and Exchange Agent on or prior to the sixth anniversary of the Closing Date, shall cease to represent a claim or interest of any kind or nature as a holder of StarPoint Payment Units and Rockyview Shares or APF Inc. Notes (including, without limitation any dividends, distributions, payments or interest in respect thereof). On such date, the StarPoint Payment Units to which the former registered holder(s) of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to StarPoint, together with all entitlements to dividends, distributions, payments and interest thereon held for such former registered holder(s).

11. Notice With Respect to Ineligible APF Unitholders

The APF Unitholder depositing their APF Units with this Letter of Transmittal and Election Form must advise StarPoint, Rockyview and the Depositary and Exchange Agent (through completion of the information on page 5 and deposit of this Letter of Transmittal and Election Form with Olympia Trust Company) of the number of APF Units held by or on behalf of Ineligible APF Unitholders that are represented by the APF Unit certificate(s) deposited with this Letter of Transmittal and Election Form.

12. Treatment of Fractional StarPoint Payment Units, Rockyview Shares and APF Inc. Notes

No fractional StarPoint Payment Units or Rockyview Shares or APF Inc. Notes will be issued. In the event the Merger or the Arrangement would otherwise result in an APF Unitholder being entitled to a fractional StarPoint Payment Unit or a fractional Rockyview Share or a fractional APF Inc. Note, an adjustment will be made to the next highest whole number of StarPoint Payment Units or Rockyview Shares or APF Inc. Notes and a certificate representing the resulting whole number of StarPoint Payment Units or Rockyview Shares or APF Inc. Notes will be issued.

The Depositary and Exchange Agent is:
Olympia Trust Company

By Mail to:

Olympia Trust Company
Suite 2300, 125 - 9th Avenue S.E.
Calgary, Alberta T2G 0P6

By Hand or Courier to:

Olympia Trust Company
Suite 2300, 125 - 9th Avenue S.E.
Calgary, Alberta T2G 0P6

Equity Transfer Services Inc.
Suite 420, 120 Adelaide Street West
Toronto, Ontario M5H 4C3

Telephone: (403) 261-0900
Toll Free within North America: 1-888-353-3138
Email: cssinquiries@olympiatrust.com

The Soliciting Dealer Manager is:
Canaccord Capital Corporation

Toll-Free: 1-866-601-5923
Telephone: (403) 508-3871
Facsimile: (403) 508-3866

Any questions and requests for assistance may be directed by APF Unitholders to the Soliciting Dealer Manager or the Depositary and Exchange Agent at their respective telephone numbers and locations set out above.

BOWN
PRINTED IN
O1642



A Message to our Unitholders May 20, 2005

On April 13, 2005, we announced that APF Energy Trust would be merging with StarPoint Energy Trust. The resulting trust would be managed by the StarPoint team, while the senior officers of APF would create a junior exploration and production company, in which all APF unitholders could have an interest. That company will be called Rockyview Energy Inc. You will be entitled to receive 1.0 share of Rockyview (one-sixth of a share post-consolidation) or a note with interest at 6% per annum payable within one year and redeemable at par, at any time, with accrued but unpaid interest. In a second transaction, you will also receive 0.63 of a StarPoint Unit for each APF unit you own. Our unitholders will vote on these transactions at a Special Meeting on June 20, 2005.

Enclosed in the package of information we are mailing to our unitholders is an Information Circular setting out all of the corporate, financial, tax, operating and other data required to consider the transactions. We hope you take the time to look this over, and encourage you to speak with your financial, tax or legal advisors if you have any questions. You can also call us at APF if you need further clarification. **This summary is intended to be a non-technical description of all the issues we are placing before our unitholders and in the case of any conflict with our Information Circular, the Information Circular will prevail.**

In the meantime, we want to take the opportunity to explain the StarPoint merger and the creation of Rockyview in a less technical way. We have always tried to be as straightforward as possible with our unitholders and we want to continue to do so in this case.

Why did APF decide to merge with StarPoint?

APF has been in business since December 1996 - more than eight years. Over that period, we have been one of the better performing trusts, generating an average annual return of approximately 22 percent. Along the way, we grew from the smallest royalty trust with daily production of 1,700 boe, to an entity worth almost $1 billion. A lot of that growth occurred in an 18-month period from February 2003 until June 2004, when we acquired Hawk Oil, Nycan Energy, CanScot Resources and Great Northern Exploration.

In the "Background" section of the Information Circular, you will read that we were first contacted by StarPoint in February of this year. This was the first time that another trust had expressed a serious interest in looking at APF.

Although you may think that our initial reaction would have been defensive - after all, we had been one of the busiest acquirers of other energy companies and had just laid out a fairly aggressive 2005 drilling program - we stopped to consider what the implications might be for our unitholders in joining forces with StarPoint and its management team, led by Mr. Paul Colborne.

We have known Mr. Colborne for a number of years and have seen first-hand his ability to make money for his investors. From Startech Energy, to Impact Energy, to Crescent Point Energy to StarPoint Energy, Mr. Colborne and his colleagues have shown that they can bring a combination of strong deal-making and technical excellence, all delivered with a very entrepreneurial attitude.

A number of times we have competed directly with one of Mr. Colborne's companies for certain acquisitions. Sometimes we were successful, sometimes they were. Ultimately, we had operations together or next door to each other in a number of geographical areas in Alberta and Saskatchewan. When we began to discuss the potential benefits of merging the two trusts, we had already overcome what can be the largest hurdle in joining forces: confidence that the new team can do the job.

Although the entity that APF is merging with is a newcomer to the trust sector, it had existed for about two years as an exploration company, gaining its critical mass in late 2003 with the purchase of Upton Resources, a 6,000 boe/d company focused in Southeast Saskatchewan. We were familiar with the Upton assets and liked them.

The fact that Mr. Colborne and his colleagues had determined that our combined trust would be the vehicle they would use to move forward, was a meaningful statement to us regarding the quality of the APF asset base. In the

past, Mr. Colborne would be the one who would start the new exploration company; this time, the APF team will create a new exploration company.

In this particular case, only APF unitholders have the ability to participate in the exploration company. This is different from what has developed as the standard structure in these sorts of transactions, where shareholders/unitholders of both merging entities will receive shares of the exploration company. In the case of our transaction, the creation of Rockyview will enable us to unlock some of the value that potentially is resident in the assets we propose to carve out.

When we examined the potential value of a Rockyview share, we concluded that this should be an extremely valuable component to the transaction.

However, we are still offering something different to our unitholders and that requires an explanation. A number of you have been long-time royalty trust investors and may not be familiar with the junior oil and gas sector; so the potential value of a Rockyview share may be difficult for you to quantify. When you review the circular and speak to your financial advisor - and even call us - we believe that you will see the potential for Rockyview.

Once we were convinced of the potential value of a Rockyview share, we set about looking at the APF asset base to determine what properties would be appropriate. Again, having reference to the other transactions that had been completed in the last year, we concluded that our assets in the Wood River area of south-central Alberta had the right mix of solid base production and upside potential, all in a size that was best positioned for growth.

Throughout the evaluation and negotiation process, we continued to believe that the StarPoint team would press forward with other corporate development initiatives. Similar to their approach with us, we knew that they had the ability to identify and evaluate new acquisitions that could grow cash flow, reserves and production per share. Our confidence was validated when, on May 9, 2005, StarPoint announced the $392 million purchase from EnCana Corporation. Together with the merged APF assets, the combined trust - which will have an enterprise value of almost $2 billion - will increase its monthly distribution to $0.21 per unit, while reducing its payout ratio to less than 70 per cent.

Based on the 0.63 conversion ratio and StarPoint's proposed $0.21 per unit monthly distribution, APF unitholders will be getting the APF equivalent of $0.1323 per unit. Although that is below the $0.16 APF has been paying, it still represents an annualized yield of 14.1% on the StarPoint units (based on a recent price of $17.98). We also feel that there is a lot of upside in the combined trust, given its quality asset base, long reserve life index, low payout ratio and deep inventory of drilling prospects.

Considering all of these factors, we strongly believe that the merger with StarPoint following the creation of Rockyview is the best way of unlocking some of the value that was not being recognized.

The Steps in the Process

This is the most complex transaction we have worked on over the last eight years (all as a buyer of assets or corporations). There are a number of steps we have to take on a corporate and tax basis to make this work. Although technically challenging for us behind the scenes, we hope to make the decision-making process for our unitholders as easy as possible.

APF unitholders will receive 0.63 of a unit of StarPoint for each APF unit; prior to the StarPoint transaction they will also be entitled to receive a Rockyview share on a one-for-one basis, prior to consolidation (one-for-six post-consolidation), or notes of APF Energy Inc.

Because this will result in close to 67 million shares being issued by Rockyview, we are proposing to consolidate or "roll back" the Rockyview shares on the basis of one share for each six shares. It is important that Rockyview's capital structure be in line with companies of a similar size, and 67 million shares are too many. That means that 1,000 Rockyview shares will become 167 shares. However, Rockyview's net asset value of $0.73 per share will increase to $4.38, so the economic value of your investment will remain the same as it was before the consolidation.

Private Placement in Rockyview

One of the transactions you will be asked to approve is an $8 million private placement by directors, officers and employees of Rockyview and others. The investment will be made at Rockyview's net asset value of $0.73 per share (pre-consolidation).

Although many APF unitholders understand why we are completing the private placement, we thought we would explain the reasons why we are putting up this additional capital.

Firstly, it is important for our group to have a meaningful stake in the business. While our current APF holdings will give us a respectable interest in Rockyview, we want to have more of a stake in the company and to put more of our capital at risk alongside of you. After the private placement directors, officers and employees of Rockyview will own almost 12% of the company. So we will not be just a hired management team; we will be very focused on making Rockyview a successful company. Because our stock will have trading restrictions for a period of two years, we will still remain engaged and motivated.

Secondly, we are leaving secure jobs at APF to start a smaller, more risky exploration company. Our compensation package will be significantly less than it was at APF and the private placement helps offset the loss of those ongoing and stable financial benefits.

Additional Information and Solicitation Agent

There is a lot of information to absorb, so please feel free to call us, toll-free at (800) 838-9206, if you have any questions. We have also retained Canaccord Capital Corporation ("**Canaccord**") as our soliciting dealer manager. Many of you may get a phone call from a Canaccord representative asking you to support the transactions and encouraging you to vote your proxies. You may also call Canaccord at toll-free at (866) 601-5923.

Conclusion

We have very much enjoyed working for you over the past eight years. Your support since our initial public offering in late 1996 is very much appreciated and we look forward to making Rockyview as successful as APF has been.

On behalf of the entire APF team, we thank you.

Yours truly,

(Signed) "*Martin Hislop*"
Chief Executive Officer

(Signed) "*Steve Cloutier*"
President

BOWNE
PRINTED IN CANADA
O16425



APF ENERGY TRUST
(the "Trust")

Instrument of Proxy

For the Special Meeting of Unitholders

The undersigned holder of trust units ("Units") of the Trust hereby appoints Martin Hislop, Chief Executive Officer and a director of APF Energy Inc. ("APF Inc.") of the City of Calgary, in the Province of Alberta, or, failing him, Steven Cloutier, Secretary, President, Chief Operating Officer and a director of APF Inc. of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ____________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Special Meeting (the "Meeting") of the unitholders of the Trust (the "Unitholders"), to be held on June 20, 2005, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Units represented by this Instrument of Proxy in the following manner:

The Arrangement

1. **FOR ☐ or AGAINST ☐ (and, if no specification is made, FOR)** a special resolution, the full text of which is set forth at **Appendix "A"** to the Information Circular, approving an arrangement involving the Trust, the Unitholders, APF Inc., Rockyview Energy Inc. ("Rockyview") and 1163947 Alberta Inc. under Section 193 of the *Business Corporations Act* (Alberta), all as more particularly set forth and described in the accompanying Information Circular;

Rockyview Stock Option Plan

2. **FOR ☐ or AGAINST ☐ (and, if no specification is made, FOR)** a resolution adopting the Rockyview Stock Option Plan as set forth in the accompanying Information Circular;

Rockyview Private Placement

3. **FOR ☐ or AGAINST ☐ (and, if no specification is made, FOR)** approving the issuance by private placement of 1,826,484 Units of Rockyview, each comprised of one common share and one-half of a warrant of Rockyview, the full details of which are as set forth in the accompanying Information Circular;

The Merger

4. **FOR ☐ or AGAINST ☐ (and, if no specification is made, FOR)** a special resolution, the full text of which is set forth at **Appendix "A"** to the Information Circular, approving the merger of StarPoint Energy Trust and the Trust, all as more particularly set forth and described in the Information Circular; and

5. At the discretion of the said proxyholders, to vote upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

This Instrument of Proxy is solicited by the management of APF Inc. on behalf of the Trust, pursuant to authority delegated to it by the Trust. The Units represented by this Instrument of Proxy will be voted on any ballot that may be called for at the Meeting and, where the Unitholder has specified a choice with respect

to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters. Each Unitholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a Unitholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this ____ day of ______________, 2005.

INVESTMENT DEALER OR BROKER SOLICITING PROXY (please print or type):	
______________________________ (Firm)	______________________________ (Telephone Number) (Fax Number)
______________________________ (Registered Representative)	______________________________ (Address)

____
Signature of Unitholder

____
Name of Unitholder - (please print)

NOTES:

1. If the Unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the Units are registered. If this proxy is not dated, it shall be deemed to bear the date on which it was mailed.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof. A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that Meeting.